EXHIBIT 99.(n-1)

ALGER CHINA-U.S. GROWTH FUND

Rule l8f-3
Multiple Class Plan, as Amended

Alger China-U.S. Growth Fund (the “Trust”) has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares with differing distribution arrangements, voting rights and exchange and conversion features.

Pursuant to Rule 18f-3, the Board of Trustees of the Trust (the “Board”) has approved and adopted this written plan (the “Plan”) specifying the differences among the classes of shares to be offered by the Trust, including those, if any, pertaining to shareholder services, distribution arrangements, expense allocations, and conversion and exchange features. Prior to such offering, the Plan will be filed as an exhibit to the Trust’s registration statement.

I.              ATTRIBUTES OF SHARE CLASSES

Each share of the Trust represents an equal pro rata interest in the Trust and, except as set forth below, has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each share’s net asset value, liquidation rights and preferences. The classes differ in that: (a) each class has a different class designation; (b) Class A Shares are subject to a front-end sales charge (“FESC”); (c) only the Class C Shares are subject to contingent deferred sales charges (“CDSCs”), except that certain Class A Shares may also be subject to a CDSC; (d) Class A and Class C Shares are subject to different distribution and shareholder servicing fees (“Rule 12b-1 fees”) under plans adopted pursuant to Rule l2b-1 under the 1940 Act (each a “Rule 12b-1 Plan”); (e) to the extent that one class alone is affected by a matter submitted to a vote of the shareholders, then only that class has voting power on the matter; (f) the exchange privileges of each class differ from those of the other; and (g) Class A, Class C, and Class Z Shares are subject to different transfer agency, sub-transfer agency, and shareholder administrative services fees pursuant to agreements approved by the Board.

A.            CLASS A SHARES

Class A Shares are generally sold to (1) retail and institutional customers and (2) persons entitled to exchange into Class A Shares under the exchange privileges of the Trust.

1.             Sales Loads. Class A Shares are sold subject to the current maximum FESC (with scheduled variations or eliminations of the sales charge, as permitted by the 1940 Act), except that certain Class A Shares for which the FESC has been eliminated may instead be subject to a CDSC.

2.             Rule 12b-1 Fees. Class A Shares are subject to a Rule 12b-1 fee pursuant to the Class A Shares’ Rule 12b-1 Plan, for distribution and shareholder servicing services, of 0.25% of the average daily net assets of Class A Shares.  The Trust may pay the distributor, Fred Alger & Company, Incorporated (“Alger & Co.”), from the Rule 12b-1 fee, up to 0.25% of the value of the average daily net assets of its Class A Shares for ongoing servicing and/or maintenance of shareholder accounts.

3.             Class Expenses. No expenses are allocated particularly to Class A Shares other than (i) the Rule 12b-1 fee and (ii) expenses related to the provision of transfer agency, sub-transfer agency and shareholder administrative services.

4.             Exchange Privileges and Conversion Features. Class A Shares are exchangeable for Class A Shares of The Alger Funds, Class A Shares of The Spectra Funds and for shares of Alger Money Market Fund. Class A Shares have no conversion features.

B.            CLASS C SHARES

Class C Shares are generally sold to (1) retail and institutional customers and (2) persons entitled to exchange into Class C Shares under the exchange privileges of the Trust.

1.             Sales Loads. Class C Shares are subject to a CDSC (with scheduled variations or eliminations of the sales charge, as permitted by the 1940 Act).

2.             Rule 12b-1 fees. Class C Shares are subject to a Rule 12b-1 fee pursuant to the Class C Shares’ Rule 12b-1 Plan, for distribution and shareholder servicing services, of 1.00% of the average daily net assets of Class C Shares.  The Trust may pay Alger & Co., from the Rule 12b-1 fee, up to 0.25% of the value of the average daily net assets of its Class C Shares for ongoing servicing and/or maintenance of shareholder accounts.  The Trust may pay Alger & Co., from the Rule 12b-1 fee, up to 0.75% of the value of the average daily net assets of its Class C Shares for distribution.

3.             Class Expenses. No expenses are allocated particularly to Class C Shares other than (i) the Rule 12b-1 fee and (ii) expenses related to the provision of transfer agency and sub-transfer agency services.

4.             Exchange Privileges and Conversion Features. Class C Shares are exchangeable for Class C Shares of The Alger Funds, Class C Shares of The Spectra Funds and for shares of Alger Money Market Fund.  Class C Shares have no conversion features.

C.            CLASS Z SHARES

Class Z Shares are generally sold to institutional customers.

1.             Sales Loads. Class Z Shares are not subject to an FESC or CDSC.

2.             Rule 12b-1 fees. Class Z Shares are not subject to a Rule 12b-1 fee.

3.             Class Expenses. No expenses are allocated particularly to Class Z Shares other than expenses related to the provision of transfer agency, sub-transfer agency and shareholder administrative services.

4.             Exchange Privileges and Conversion Features. Class Z Shares are exchangeable for Class Z Shares of the Funds of the Trust, Class Z Shares of The Alger Funds, and Class Z Shares of The Alger Funds II.  Class Z Shares have no conversion features.

D.            ADDITIONAL CLASSES

In the future, the Trust may offer additional classes of shares which differ from the classes discussed above. However, any additional classes of shares must be approved by the Board, and the Plan must be amended to describe those classes.

II.            APPROVAL OF MULTIPLE CLASS PLAN

The Board, including a majority of the independent Trustees, must approve the Plan initially. In addition, the Board must approve any material changes to the classes and the Plan prior to their implementation. The Board must find that the Plan is in the best interests of each class individually and the Trust as a whole. In making its findings, the Board should focus on, among other things, the relationships among the classes and examine potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. Most significantly, the Board should evaluate the level of services provided to each class and the cost of those services to ensure that the services are appropriate and that the costs thereof are reasonable. In accordance with the foregoing provisions of this section II, the Board has approved and adopted this Plan, as of the date written below.

III.           DIVIDENDS AND DISTRIBUTIONS

Because of the differences in fees described above, the dividends payable to shareholders of one class will differ from the dividends payable to shareholders of the other class. Dividends paid to each class of shares in the Trust will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding shares.

IV.           EXPENSE ALLOCATIONS

Income, realized and unrealized capital gains and losses, and Trust expenses not allocated to a particular class shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Trust.

As adopted:  September 14, 2010